

Mail Stop 4631

December 7, 2009

via U.S. mail and facsimile

Robert D. Wachob, CEO
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

       RE: **Rogers Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              Schedule 14A Filed on March 20, 2009
              File No. 1-4347

Dear Mr. Wachob:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 4

1. In future filings, please provide a description of the competitive conditions for each business segment. Please note that separate consideration should be given to the principal products of the business segment. See Item 101(c)(1)(x) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

2. In future filings, please disclose the duration of all patents, trademarks, and licenses and the importance of these items to specific business segments. <u>See</u> Item 101(c)(1)(iv) of Regulation S-K. Further, please clarify whether your business is dependent on any single patent, license or other right, or group of patents, licenses and/or rights. Please show us in your supplemental response what the revisions will look like.

Legal Proceedings, page 15

3. On page 18, we note that you have received an estimate of costs associated with the remediation of your Windham, Connecticut facility. Please revise your disclosure in future filings to identify the third party expert. Further, it appears that this third party acted as an "expert" as defined under Rule 436 of Regulation C. Please advise us as to whether you are required to provide the consent of this expert in accordance with Rule 436 of Regulation C. For example, you would be required to do so if you were incorporating this information into a Securities Act filing.

Controls and Procedures, page 84

Evaluation of Disclosure Controls and Procedures, page 84

4. We note your statement that "the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008 in alerting management on a timely basis to information required to be included in the Company's submissions and filings under the Act." However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In this regard, please confirm to us, if true, that your disclosure controls and procedures were "effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please confirm to us, if true, that your disclosure controls and procedures were "effective" without defining them. This comment also applies to the evaluation of disclosure controls and procedures contained in your Forms 10-Q for the periods ending March 31, 2009, June 30, 2009, and September 30, 2009. Please also comply with this comment in your future Exchange Act filings.

Exhibit 10m – Multicurrency Revolving Credit Agreement

5. We note that you incorporate this Credit Agreement by reference to Exhibit 10m to
    the 2000 Form 10-K. However, it appears that Schedules 2 through 8.3 to the Credit
    Agreement were not included with the agreement as originally filed. Please file the
    complete Credit Agreement, including all schedules and exhibits, in your next
    Exchange Act filing or tell us when Schedules 2 through 8.3 were previously filed.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Setting Compensation, page 14

6. We note your statements in this section that the "committee's policy is to compare
    base salary and the short-term incentive plan of the compensation program to the 50th
    percentile of the comparator company group and/or survey data" and that "[a]wards
    under the long-term incentive plans . . . are intended to provide value at a range above
    the 50th percentile of the comparator company group and survey data . . . ." In future
    filings, please disclose where actual payments fell within each targeted parameter. To
    the extent actual compensation was outside the targeted parameter please disclose the
    actual percentile and please explain why. Refer to Item 402(b)(2)(xiv) of Regulation
    S-K. Please show us in your supplemental response what the revisions will look like.

Base Salary, page 15

7. In future filings, please describe in greater detail the specific factors considered in the
    decision to increase each named executive officer's base salary. See Item
    402(b)(2)(ix) of Regulation S-K. Please show us in your supplemental response what
    the revisions will look like.

Short-Term Incentive, page 16

8. In future filings, please expand your discussion of your annual incentive
    compensation program to provide more detailed disclosure regarding the corporate
    and business unit performance targets. For example, please clarify the target
    performance levels for the company and the business units and disclose whether there
    are threshold and maximum levels for each performance level and the payouts
    associated with meeting these levels. Please provide the actual results achieved by
    the company and the business units and how you evaluated these results to reach the
    actual payout awarded. For example, we note that Messrs. Wachob, Loughran, and
    Daigle each earned a payment under the AICP equal to 295% of the target AICP
    award opportunity based on the achievement of the corporate performance target

relating to diluted earnings per share. However, it is unclear to us why these executives received this level of payout given that it appears the company did not achieve its diluted earnings per share target. On page 16, it appears that the diluted earnings per share target is $1.74 and that the company's actual diluted earnings per share for 2008 was $1.67. Please also provide more detail regarding the corporate and business unit performance factors discussed on page 25. Please frame the discussion of these factors to disclose how they specifically apply to the relevant fiscal year. Refer to Item 402(b)(2)(v)-(vi) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

9. On page 25, we note that the job performance of the named executive officer plays a role in the setting of individual targets for the AICP. In future filings, please provide more detail regarding the specific elements of individual performance and contribution taken into consideration when awarding this type of compensation. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Long-Term Incentives, page 17

10. We note that individual job performance is among the factors considered in determining the award each named executive officer receives. In future filings, please provide more detail regarding the specific elements of individual performance and contribution taken into consideration when awarding this type of compensation. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Performance Based Restricted Stock Units, page 18

11. In future filings, for performance based restricted stock units that were granted in a previous fiscal year with a performance period ending in the current fiscal year, please provide more detail surrounding your grants of performance based restricted stock units, including the actual results achieved by the company and how the committee evaluated these results to reach the actual compensation awarded in light of the performance goal. Please show us in your supplemental response what the revisions will look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, if you have questions regarding the comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief